UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             UNION BANKSHARES, LTD.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    905403101
                                 (CUSIP Number)

                                                        With copies to:
                                                  Ronald R. Levine, II, Esq.
                 Bruce E. Hall                    Davis, Graham & Stubbs LLP
        1825 Lawrence Street, Suite 444           370 17th Street, Suite 4700
            Denver, Colorado  80202                 Denver, Colorado  80202
                (303) 298-5352                          (303) 892-9400



       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JULY 2, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bruce E. Hall

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b) / /

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

            00  See Item 3.

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                              / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 125,756  See Item 5.
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                           8    SHARED VOTING POWER

                                   0

                           9    SOLE DISPOSITIVE POWER

                                   125,756  See Item 5.

                          10    SHARED DISPOSITIVE POWER

                                   0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            125,756  See Items 4 and 5.

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 10.6%.  See Item 5.

  14     TYPE OF REPORTING PERSON*

            IN

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to shares of common stock ("Union Bankshares Stock"), $0.001 par value per share, of Union Bankshares, Ltd. ("Union Bankshares"). Union Bankshares' principal executive offices are located at 1825 Lawrence Street, Suite 444, Denver, Colorado, 80202.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)      Name:            Bruce E. Hall ("Hall")

                  (b)      Business Address:

                           1825 Lawrence Street, Suite 444
                           Denver, Colorado  80202

                  (c)      Principal Occupation:

                           Vice President, Treasurer, Secretary & Director Union Bankshares, Ltd.
                           1825 Lawrence Street, Suite 444
                           Denver, Colorado  80202

                  (d) During the last five years Hall has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years Hall has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                  (f)      Citizenship:     United States


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Charles R. Harrison ("Harrison"), Chairman of the Board and Chief Executive Officer of Union Bankshares, transferred to Hall beneficial ownership of 16,610 shares on July 2, 1997, upon the payment in full by Harrison and Hall of amounts outstanding on a bank loan obtained in connection with the acquisition of Union Bankshares Stock by Harrison.

                  On July 25, 1997, Hall's options to purchase an additional 12,552 shares will vest under Union Bankshares' Option Bonus Plan.






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


ITEM 4.           PURPOSE OF THE TRANSACTION.

                  These shares are held solely for investment purposes. Hall has no present plans or proposals which relate to or would result in any of the transactions specified in paragraphs (a) through (j) of Item 4, except with respect to the acquisition of additional shares of Union Bankshares Stock from time to time in the open market or upon exercise of stock options received from Union Bankshares.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) 1,154,457 shares of Union Bankshares Stock are outstanding as of the date of this Schedule 13D. Mr. Hall has vested options to purchase 24,900 shares on the date hereof and will vest in options to purchase an additional 12,552 shares on July 24, 1997. The 125,756 shares of Union Bankshares Stock beneficially owned by Hall represent 10.6% of the total outstanding shares of Union Bankshares Stock as calculated pursuant to Rule 13d-3(d)(1).

                  (b)      Number of shares as to which there is:
                             Sole power to vote or direct the vote: 125,756 Shared power to vote or direct the vote: 0 Sole power to dispose or to direct the disposition: 125,756
                             Shared power to dispose or to direct the
                               disposition: 0

                  (c) As described in Item 3, 16,610 shares were transferred to Hall on July 2, 1997 and Hall's options to purchase 12,552 shares will become vested on July 25, 1997.

                  (d)      Not applicable.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Pursuant to a Shareholders' Agreement among Harrison, Herman
J. Zueck, Hall, Wayne T. Biddle, Jerrold B. Evans, Lloyd E. Hayne, Ralph D. Johnson, Richard C. Saunders and C. Gale Sellens (collectively, the "Shareholders," and individually, a "Shareholder") and Union Bankshares dated December 31, 1993 (the "Shareholders' Agreement"), the Shareholders agreed to certain restrictions upon the transfer of shares of Union Bankshares' common stock owned by any of the Shareholders ("Shares"). Among other things, the Shareholders' Agreement provides that any member of the Bank Director Group (as defined by the Shareholders' Agreement) wishing to transfer any or all of the Shares owned by him must, except in the case of certain transfers, give notice of such intent to Union Bankshares, the Management Group (as defined by the Shareholders' Agreement) and the other members of the Bank Director Group, and that the members of the



                                Page 4 of 6 pages

Management Group and the other members of the Bank Director Group have rights of first refusal with respect to such Shares.

                  Under the Shareholders' Agreement, a member of the Management Group wishing to transfer any or all of the Shares owned by him must, except in the case of certain transfers, give notice of such intent to Union Bankshares and the other members of the Management Group, and the other members of the Management Group have rights of first refusal with respect to such Shares.

                  On January 25, 1995, the Shareholders' Agreement was amended to modify the definition of "Shares" to include any transferrable options, warrants or other rights to purchase common stock of the Company that were owned by the Shareholders as of December 31, 1992, to provide that, if the other members of the Management Group so agree, a member of the Management Group may dispose of his Shares without offering the Shares to the other Shareholders, and to extend the right of first refusal to purchase Shares offered by a member of the Management Group to members of the Bank Director Group.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A         Amended Shareholders' Agreement as
                                    described above is incorporated by reference from Exhibit 10.10 to Union Bankshares'
                                    Form 10-KSB filed with the Commission on March 31, 1994.





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



                                   SIGNATURES.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




JULY 8, 1997                                 /s/ BRUCE E. HALL
--------------------------------             ----------------------------------
Date                                         Bruce E. Hall






                                Page 6 of 6 pages